UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
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SPECIALIZED DISCLOSURE REPORT

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EQUINOR ASA
(Exact name of the registrant as specified in its charter)

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Norway	001-15200	Not Applicable
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)
Forusbeen 50, N-4035, , Norway		N-4035
(Address of principal executive offices)		(Zip code)
Torgrim Reitan
Chief Financial Officer
Equinor ASA
Forusbeen 50, N-4035
N-4035, Norway
Telephone No.: 011-47-5199-0000
Fax No.: 011-47-5199-0050
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2023.

Section 2 – Resources Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Equinor ASA (“Equinor”) has prepared a report on payments to governments for the fiscal year ended December 31, 2023 (the “2023 Payments to Governments Report”). The 2023 Payments to Governments Report, which is included as Exhibit 2.01 to this Form SD, discloses direct payments to governments, including payments made by subsidiaries, joint operations and joint ventures, or on behalf of such entities involved in extractive activities. These activities include exploration, prospection, discovery, development and extraction of oil and natural gas.

Equinor is relying on the alternative reporting provision of Item 2.01 to Form SD. The 2023 Payments to Governments Report was prepared in accordance with the Norwegian Accounting Act §3-3d and the Norwegian Security Trading Act §5-5a, which the Securities and Exchange Commission has recognized as an alternative reporting regime that satisfies the transparency objectives of Section 13(q) of the Securities Exchange Act of 1934. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Equinor has also posted the 2023 Payments to Governments Report to its website at https://www.equinor.com/investors/2023-annual-report. The content of such website is not a part of this SD Report.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this Form:

Exhibit 2.01 – 2023 Payments to Governments report of Equinor ASA.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EQUINOR ASA

(Registrant)

By:	/s/ TORGRIM REITAN
Title:	Executive Vice President and Chief Financial Officer
Date:	30 September 2024

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